Mail Stop 4561

November 14, 2008

D. Scott Kincer
Chief Executive Officer
Datascension, Inc.
407 W. Imperial Highway, Suite H314
Brea, CA 92821

> **Re:** **Datascension, Inc.**
> **Form 8-K Filed November 12, 2008**
> **File No. 000-29087**

Dear Mr. Kincer:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers at the end of this letter.

Form 8-K Filed November 12, 2008

Item 4.01 Changes in Registrant's Certifying Accountant

1. Item 304(a)(1)(ii) of Regulation S-K requires the Company to only address the two most recent years. Amend the Form 8-K to address the required periods.

2. The audit report in the amended Form 10-KSB/A filed on March 28, 2008, for the period ended December 31, 2006, was dated March 25, 2008. Revise your disclosures in the amended Form 8-K to include the corrected date of the accounting report.

3.   The disclosures in the fourth paragraph indicate the company has authorized
        Larry O'Donnell, CPA to respond fully to the inquiries of KBL, LLP concerning
        the subject matter of the "significant deficiencies and material weaknesses."
        Please tell us more about these and direct us to where you have disclosed these
        issues in the past. We note that management concluded that internal controls
        were effective as of December 31, 2007.

4.   Amend the Form 8-K to address whether there have been any disagreements with
        the former accountant during the subsequent interim period preceding the date of
        the dismissal. Please note that such disclosure is required by Item 304(a)(1)(iv) of
        Regulation S-K.

5.   In your amended Form 8-K, include a dated Exhibit 16 letter from the former
        accountant addressing the revised disclosures.

                                    * * * * * * *

        Please respond to these comments within 5 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief